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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                     DIPLOMAT DIRECT MARKETING CORPORATION
                                  FORM 12b-25

                        Commission File Number 33-22432

                          NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K [ ] Form 11-K [ ] Form 20F  [X] Form 10-Q
              [ ] Form N-SAR

         For Period Ended: March 31, 1999
                           -------------------------------------------

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended:

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant: Diplomat Direct Marketing Corporation

Former name if applicable: Diplomat Corporation

Address of principal executive office (Street and number): 414 Alfred Avenue

City, state and zip code: Teaneck, New Jersey 07666

                                    PART II
                            RULE 12b-25(b) AND (c)



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         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                                   PART III
                                   NARRATIVE

         The registrant is unable to file its Form 10-Q for the quarter ended March 31, 1999 within the prescribed period because it has been delayed in completing its financial statements. However, the registrant fully expects to be able to file within the additional time allowed by this report.

                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

Julia Aryeh                     (201) 833-4450
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(Name)                    (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         The registrant anticipates net loss to be materially higher for the second quarter this year than in the second quarter for the prior fiscal year, however, accurate financial information as to net losses is not yet available.




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         Diplomat Direct Marketing Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 1999                          By:   /s/Warren H. Golden
                                                ---------------------------
                                                     Warren H. Golden
                                                     President